No. 812-13569

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT

COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN

JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT

AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT

AUTHORIZING CERTAIN JOINT TRANSACTIONS.

RIDGEWOOD CAPITAL ENERGY GROWTH FUND, LLC,

RIDGEWOOD CAPITAL MANAGEMENT, LLC,

RIDGEWOOD CAPITAL FUND IV, LLC, RIDGEWOOD CAPITAL FUND IV-B, LLC

RIDGEWOOD CAPITAL FUND IV-C, LLC, RIDGEWOOD CAPITAL QP FUND IV,

LLC, RIDGEWOOD CAPITAL QP FUND IV-B, LLC, RIDGEWOOD CAPITAL QP

FUND IV-C, LLC, RIDGEWOOD QP FUND III LLC, RIDGEWOOD VENTURE FUND

III LLC

947 Linwood Avenue

Ridgewood, New Jersey 07450

(201) 447-9000

All Communications, Notices and Orders to:

Daniel V. Gulino, Esq.

Senior Vice President and General Counsel

Ridgewood Capital Energy Growth Fund, LLC

947 Linwood Avenue

Ridgewood, New Jersey 07450

(201) 447-9000

Copies to:

Steven B. Boehm, Esq.	Robert L. Gold
Sutherland Asbill & Brennan LLP	Chief Executive Officer.
1275 Pennsylvania Avenue, N.W.	Ridgewood Capital Energy Growth Fund, LLC
Washington, D.C. 20004	947 Linwood Avenue
Ridgewood, New Jersey 07450

September 24, 2009

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

)
In the Matter of:	)
)
RIDGEWOOD CAPITAL ENERGY	)
GROWTH FUND, LLC,	)
RIDGEWOOD CAPITAL MANAGEMENT,	)	AMENDMENT NO. 3 TO
LLC, RIDGEWOOD CAPITAL FUND IV	)	APPLICATION FOR AN
LLC, RIDGEWOOD CAPITAL FUND IV-B	)	ORDER PURSUANT TO
LLC, RIDGEWOOD CAPITAL FUND IV-C	)	SECTION 57(i) OF THE
LLC, RIDGEWOOD CAPITAL QP FUND IV	)	INVESTMENT COMPANY ACT
LLC, RIDGEWOOD CAPITAL QP FUND IV-)		OF 1940, AND RULE 17d-1
B LLC, RIDGEWOOD CAPITAL QP FUND	)	UNDER THE ACT TO PERMIT
IV-C LLC, RIDGEWOOD QP FUND III LLC,	)	CERTAIN JOINT
RIDGEWOOD VENTURE FUND III LLC	)	TRANSACTIONS OTHERWISE
	)	PROHIBITED BY SECTION
947 Linwood Avenue	)	57(a)(4) OF THE ACT AND
Ridgewood, New Jersey 07450)		UNDER SECTION 17(d) OF
(201) 447-9000)		THE ACT AND RULE 17d-l
	)	UNDER THE ACT
File No. 812-13569)		AUTHORIZING CERTAIN
Investment Company Act of 1940)		JOINT TRANSACTIONS.
)
)
)
)
)
)
)
)

Ridgewood Capital Energy Growth Fund, LLC (the “Company”), Ridgewood Capital Fund IV, LLC, Ridgewood Capital Fund IV-B, LLC, Ridgewood Capital Fund IV-C, LLC, Ridgewood Capital QP Fund IV, LLC, Ridgewood Capital QP Fund IV-B, LLC, Ridgewood Capital QP Fund IV-C, LLC, Ridgewood QP Fund III LLC, and Ridgewood Venture Fund III LLC (each individually, a “Fund” and collectively, the “Funds”), and Ridgewood Capital Management, LLC (the “Adviser”), (collectively, the “Applicants”), hereby apply for an order

(the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder,2 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4).

In particular, the relief requested in this application (the “Application”) would allow the Company, on the one hand, and the Funds, and any future entities that are advised by the Adviser and that are affiliated persons as defined in section 2(a)(3)(C) of the 1940 Act of the Company that may be prohibited from co-investing with the Company by reason of Section 57 of the 1940 Act (the “Future Co-Investment Affiliates”), on the other hand, to co-invest in the same issuers of securities (“portfolio companies”).

All existing entities that currently intend to rely on the Order have been named as Applicants and any future entities that may rely on the Order in the future will comply with its terms and conditions.

I.	GENERAL DESCRIPTION OF APPLICANTS

A.	The Company

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of Delaware on August 4, 2008 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that intends to elect to be regulated as a business development company (“BDC”) under the 1940 Act.3 The Company’s principal place of business is 947 Linwood Avenue, Ridgewood, New Jersey 07450.

[1]	Unless otherwise indicated, all section references herein are to the 1940 Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the 1940 Act.
[3]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

In connection with a private offering of units of limited liability membership interest (the “Units”), the Company intends to file a registration statement on Form 10 and a notice under Form N-6F to be subject to Sections 55 through 65 of the 1940 Act. The registration statement on Form 10 will include such information regarding the investment objective and strategies of the Company as is required by Form N-2. As a BDC, the Company will be subject to the periodic reporting requirements under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”). The Company does not intend to list its Units on a national securities exchange and, in addition, there will be significant restriction on the transferability of such Units.

The Company intends to operate as a specialty investment company focused on providing customized financing to a limited number of energy or renewable energy, technology, and growth based companies from the early stages of development to the expansion and later stages of development. The Company’s investment objective is to generate long-term capital appreciation from these equity-related investments. The Company’s investments will generally range in size from $2 million to $15 million, depending on the maturity of the target portfolio company, the quality and completeness of the management team, the perceived business opportunity, the capital required compared to existing capital and the potential return. The Company generally will seek to invest in portfolio companies whose business model is driven by the: (i) high price of energy derived from fossil fuels; (ii) efforts to end or reduce United States dependency on fossil fuels; (iii) increased worldwide demand for energy coupled with limited supply of energy; (iv) need to reduce emissions in light of climate change concerns; and (v) incentives to get greater economic output from hydrocarbons.

The Company will have a five-member board of directors (the “Board”) of which three members are not “interested persons” of the Company within the meaning of Section 2(a)(19) (the “Independent Directors”).

B.	The Funds

1. Ridgewood Venture Fund III LLC

Ridgewood Venture Fund III LLC, formerly known as Ridgewood Venture Partners IV LLC and, prior to that, Ridgewood Venture Partners III LLC, was formed in Delaware on July 11, 2000. The current value of its assets is $1,219,615.4

2. Ridgewood Capital Fund IV, LLC

Ridgewood Capital Fund IV, LLC, formerly known as Ridgewood Capital Venture Fund IV LLC, was formed in Delaware on November 26, 2001. The current value of its assets is $4,752,201.

3. Ridgewood Capital Fund IV-B, LLC

Ridgewood Capital Fund IV-B, LLC was formed in Delaware on September 21, 2005. The current value of its assets is $5,090,646.

4. Ridgewood Capital Fund IV-C, LLC

Ridgewood Capital Fund IV-C, LLC was formed in Delaware on January 20, 2007. The current value of its assets is $3,740,778.

[4]	The asset value provided for each of the Funds is current as of December 31, 2008.

5. Ridgewood Capital QP Fund IV, LLC

Ridgewood Capital QP Fund IV, LLC was formed in Delaware on June 18, 2003. The current value of its assets is $15,041,230.

6. Ridgewood Capital QP Fund IV-B, LLC

Ridgewood Capital QP Fund IV-B, LLC was formed in Delaware on September 21, 2005. The current value of its assets is $10,523,203.

7. Ridgewood Capital QP Fund IV-C, LLC

Ridgewood Capital QP Fund IV-C, LLC was formed in Delaware on January 30, 2007. The current value of its assets is $15,123,174.

8. Ridgewood QP Fund III LLC

Ridgewood QP Fund III LLC was formed in Delaware on September 14, 2000. The current value of its assets is $3,246,530.

The Funds listed 1 through 4 above rely on the exemption from registration provided by Section 3(c)(1) of the 1940 Act. Funds listed 5 through 8 above rely on Section 3(c)(7) of the 1940 Act.

Each of the above Funds is a Delaware limited liability company of which the Adviser is the managing member and is a separate and distinct legal entity. Each generally shares the investment objective of investing in a portfolio of technology-based companies in diverse underlying technologies, including wireless, semiconductor, energy growth and software. These companies are typically seeking growth capital in order to expand vertically or geographically or are later-stage companies that are nearing a public offering or strategic transaction and seeking some near-term liquidity. The Funds’ investment objectives are essentially the same as those of the Company such that investments in certain portfolio companies would be appropriate joint investments for both the Company and the Funds. Both the Funds and the Company will seek to invest in private equity investments in a limited number of expansion stage and later stage companies in the energy growth industry, which includes without limitation, business in one or more of the following industry sectors: conventional energy, renewable energy, energy efficiency, energy storage resource efficiency, transportation and pollution abatement and/or sequestration and related industries.

Historically, the Funds have regularly co-invested with each other. Each investment is evaluated for each participating Fund on its merits. After completion of this evaluation, the Adviser’s investment committee determines, with respect to each Fund, whether or not to invest in a company and how much to commit, both at the time of initial investment and anticipating potential subsequent financings.

The overall commitment for each investment is based on the collective unallocated capital that remains across all active Funds. The Adviser reviews the investment with respect to each such Fund and determines whether or not a particular Fund should invest in this new portfolio company and, if so, to what extent. The factors involved in such a review include the remaining uncommitted capital of each Fund, the amount of capital already reserved to support existing positions, and capital available for new investments. In addition, the maturity of a potential portfolio company impacts future financing needs of that entity. If there is a Fund that cannot support its position in a portfolio company going forward, the Adviser will generally avoid committing capital from that Fund to a new investment.

Diversification is also a consideration when determining the allocation of a joint investment across Funds. In an effort to mitigate risk, the Adviser attempts to keep each Fund’s investments balanced and avoid concentration in any one sector, industry or type of portfolio company.

Each Fund is operated in accordance with a limited liability company agreement (each, an “Agreement” and collectively, the “Agreements”). The Agreements also serve effectively as the advisory contracts between the Adviser and each Fund and provide the Adviser with full, exclusive and complete discretion in the management and control of the Funds The Agreements also generally grant that the Adviser shall receive certain fees for providing its management and advisory services.

C.	The Adviser

The Adviser was organized as a limited liability company under the laws of the state of New Jersey on April 6, 1999 and is privately held. The Adviser is registered with the Commission pursuant to Section 203 of the Investment Advisers Act of 1940, as amended.

Since its inception, the Adviser has managed the investment activities of the Funds pursuant to the Funds’ Agreements. The Adviser also will manage the investment activities of the Company pursuant to an investment advisory agreement (the “Advisory Agreement”). The management of the Adviser currently consists of the following individuals:

Robert E. Swanson, Chairman

Robert L. Gold, President and Chief Executive Officer

Elton Sherwin, Senior Managing Director

Leslie Golden, Managing Director

Jeffrey H. Strasberg, Chief Financial Officer

Daniel V. Gulino, Senior Vice President and General Counsel

Any Future Co-Investment Affiliates will be advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser.

II.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by the Company and Company Affiliates

1.	Mechanics of the Co-Investment Program

Upon issuance of the requested Order, the Adviser will manage the Company and the Funds in the same manner that the Funds have been managed in the past. Thus, rather than making separate investments, the Company, on the one hand, and the Funds, on the other hand, would co-invest (the “Co-Investment Program” and each investment, a “Co-Investment Transaction”).

In selecting investments for the Company, the Adviser will consider only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to the Company. Likewise, when selecting investments for each of the Funds, the Adviser will select investments separately for each entity, considering, in each case, only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular investing entity. However, as each of these entities has essentially the same investment objectives and investment policies, the Adviser anticipates that any portfolio company that is an appropriate investment for one entity will be an appropriate investment for all of the entities, with certain exceptions based on available capital or diversification, as discussed below.

Under the Co-Investment Program, co-investment among the Company and the Funds would be the norm, rather than the exception. Each Co-Investment Transaction would be allocated among the Company, on the one hand, and the Funds, on the other hand. While co-investment would be the norm, each transaction and the proposed allocation of each investment opportunity would be approved prior to the actual investment by the required majority (within the meaning of Section 57(o)) (the “Required Majority”)5.

[5]

The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made pursuant to the conditions contained in this Application. The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to any of the Funds’ purchase to be the same as those applicable to the Company’s purchase.

2.	Reasons for Co-Investing

It is expected that co-investment in portfolio companies by the Company and the Funds will increase favorable investment opportunities for the Company. The Co-Investment Program will be effected only if it is approved by the Required Majority on the basis that it would be advantageous for the Company to have the additional capital from the Funds available to meet the funding requirements of attractive investments in portfolio companies. A BDC that makes investments of the type contemplated by the Company typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In view of the foregoing, in cases where the Adviser identifies investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The availability of the Funds as an investing partner of the Company may alleviate some of that necessity in certain circumstances.

The Company could lose some investment opportunities if it could not provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Adviser due to the Company’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which the Company’s individual or aggregate investment limits require the Adviser to arrange a syndication with unaffiliated entities, the Company will likely be required to forego fewer suitable investment opportunities. With the assets of the Funds available for co-investment, there should be an increase in the number of opportunities accessible to the Company.

The Adviser and the Board of the Company believe that it will be advantageous for the Company to co-invest with the Funds and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company.

The Adviser also believes that co-investment by the Company and the Funds will afford the Company the ability to achieve greater diversification and, together with the Funds, the opportunity to exercise greater influence on the portfolio companies in which the Company and the Funds co-invest.

B.	Applicable Law

1.	Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Section 57(b) of the 1940 Act

Section 57(b) specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) an affiliated person of such person.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Section 2(a)(3)(C) defines an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person.

C.	Need For Relief

Transactions effected as part of the Co-Investment Program would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Funds fall within the category of persons described by Section 57(b). The Adviser manages each of the Funds pursuant to each Funds’ Agreement and is also the managing member of each of the Funds. Thus, the Adviser could be deemed to control the Funds within the meaning of Section 2(a)(9). If the Adviser were deemed to control the Funds, then the Funds would be “affiliated persons” of the Adviser by virtue of that control, as provided by Section 2(a)(3)(C). The Adviser also manages the Company pursuant to the Advisory Agreement.

Therefore, each of the Funds could be deemed to be a person related to the Company in a manner described by Section 57(b) by virtue of their being under common control with the Company and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Section 57(i) and Rule 17d-1, permitting the Funds and any Future Co-Investment Affiliates to participate with the Company in the Co-Investment Program.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.6 Although the various precedents involve somewhat different allocation formulae,

[6]	Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III. Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherrv Lane Growth Fund. Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund. Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners. L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Eguitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 8127133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by Applicants here is substantially similar to the protocol followed by Gladstone Capital Corporation and its affiliates, for which an order was granted on November 22, 20057.

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

[7]	See note 6, supra.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, and other protective conditions set forth in this Application, will ensure that the Company will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that principals of the Adviser would not be able to favor the Funds over the Company through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for the Company will also be an attractive investment opportunity for the Funds, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either the Company or the Funds as opportunities arise. Applicants submit that the Company’s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

G.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time the Adviser considers an investment for the Funds and/or the Company, it will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances.

2. (a) If the Adviser deems the Company’s participation in any such investment opportunity to be appropriate for the Company, it will then determine an appropriate level of investment for the Company.

(b) If the aggregate amount recommended by the Adviser to be invested in such Co-Investment Transaction by the Company, together with the amount proposed to be invested by the Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on the ratio of the Company’s total assets, on one hand, and the total assets of the Funds’ to be co-investing, on the other hand, to the aggregated total assets of the parties, up to the amount proposed to be invested by each. The Adviser will provide the Required Majority with information concerning the Funds’ total assets to assist the Required Majority with their review of the Company’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the Adviser will distribute written information concerning the Co-Investment Transaction, including the amount proposed to be invested by the Funds, to the Independent Directors for their consideration. The Company will co-invest with the Funds only if, prior to the Company’s and the Funds’ participation in the Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of the Company or its unit-holders on the part of any person concerned;

(ii) the transaction is consistent with

(A) the interests of the unit-holders of the Company; and

(B) the Company’s investment objectives and strategies (as described in the Company’s Form 10 and other filings made with the Commission by the Company under the Securities Act of 1933, as amended (the “1933 Act”), any reports filed by the Company with the Commission under the 1934 Act and the Company’s reports to unit-holders);

(iii) the investment by the Funds would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of the Funds; provided, that if the Funds, but not the Company, gain the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A) the Required Majority shall have the right to ratify the selection of such director or board observer, if any, and

(B) the Adviser agrees to, and does, provide, periodic reports to the Company’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and;

(iv) the proposed investment by the Company will not benefit the Adviser or the Funds or any affiliated person of either of them (other than the Company and the Funds), except to the extent permitted under sections 17(e) and 57(k) of the Act.

3. The Company has the right to decline to participate in any Co-Investment Transaction or to invest less than the amount proposed.

4. The Adviser will present to the Board, on a quarterly basis, a record of all investments made by the Funds during the preceding quarter that fell within the Company’s then-current investment objectives that were not made available to the Company, and an explanation of why the investment opportunities were not offered to the Company. All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for follow-on investments made pursuant to condition 8 below, the Company and the Funds will not invest in any portfolio company in which the Funds or any affiliated persons of the Funds are existing investors.

6. The Company will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for the Funds. The grant to the Funds, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A) and (B) are met.

7. If any of the Funds elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by the Company and the Funds in a Co-Investment Transaction, the Adviser will:

(a) notify the Company of the proposed disposition at the earliest practical time; and

(b) formulate a recommendation as to participation by the Company in any such disposition and provide a written recommendation to the Independent Directors. The

Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Funds. The Company will participate in such disposition to the extent that a Required Majority determines that it is in the Company’s best interests to do so. The Company and each of the Funds will bear its own expenses in connection with any such disposition.

8. If any of the Funds desires to make a “follow-on investment” (i.e., an additional investment in the same entity) in a portfolio company whose securities were acquired by the Company and the Funds in a Co-Investment Transaction or to exercise warrants or other rights to purchase securities of the issuer, the Adviser will:

(a) notify the Company of the proposed disposition at the earliest practical time; and

(b) formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the Company and provide a written recommendation to the Independent Directors.

The Independent Directors will make their own determination with respect to follow-on investments. To the extent that:

(i) the amount of a follow-on investment is not based on the Company’s and the Funds’ initial investments; and

(ii) the aggregate amount recommended by the Adviser to be invested by the Company in such follow-on investment, together with the amount proposed to be invested by the Funds in the same transaction, exceeds the amount of the follow-on investment opportunity, the amount invested by each such party will be allocated among them pro rata based on the ratio of each party’s total assets to the aggregated total assets of both parties, up to the maximum amount to be invested by each. The Company will participate in such investment to the extent that the Required Majority determines that it is in the Company’s best interest. The acquisition of follow-on investments as permitted by this condition will be subject to the other conditions set forth in the Application.

9. The Independent Directors will be provided quarterly for review all information concerning Co-Investment Transactions, including investments made by the Funds that the Company considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which the Company considered but declined to participate, comply with the conditions of the order. In addition, the Independent Directors will consider at least annually the continued appropriateness of the standards established for co-investments by the Company, including whether the use of the standards continues to be in the best interests of the Company and its unit-holders and does not involve overreaching on the part of any person concerned.

10. The Company will maintain the records required by section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by the Independent Directors under section 57(f).

11. No Independent Directors will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any of the Funds.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Adviser under the Funds’ Agreements, be shared by the Company and the Funds in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by section 17(e)(2) of the 1940 Act) received in connection with a Co-Investment Transaction will be distributed to the Company and the Funds on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(I) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata between the Company and the Funds based on the amount they invest in such Co-Investment Transaction. None of the Funds, nor any affiliated person of the Company will receive additional compensation or remuneration of any kind (other than (i) the pro rata transaction fees described above and (ii) investment advisory fees paid in accordance with the Funds’ Agreements) as a result of or in connection with a Co-Investment Transaction.

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Daniel V. Gulino

Senior Vice President and General Counsel

Ridgewood Capital Energy Growth Fund, LLC

947 Linwood Avenue

Ridgewood, New Jersey 07450

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

B.	Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Adviser, the manager of each of the Company and each of the Funds.

Applicants have caused this Application to be duly signed on their behalf on the 24th day of September, 2009.

RIDGEWOOD CAPITAL ENERGY GROWTH FUND, LLC
By: Ridgewood Capital Management, LLC, its Manager

By:	/s/ Robert Gold
Name:	Robert Gold
Title:	President

RIDGEWOOD CAPITAL MANAGEMENT, LLC

By:	/s/ Daniel V. Gulino
Name:	Daniel V. Gulino
Title:	Senior Vice President and General Counsel

RIDGEWOOD CAPITAL FUND IV, LLC
By:	Ridgewood Capital Management, LLC, its Manager

By:	/s/ Daniel V. Gulino
Name:	Daniel V. Gulino
Title:	Senior Vice President and General Counsel

RIDGEWOOD CAPITAL FUND IV-B, LLC
By:	Ridgewood Capital Management, LLC, its Manager

By:	/s/ Daniel V. Gulino
Name:	Daniel V. Gulino
Title:	Senior Vice President and General Counsel

RIDGEWOOD CAPITAL FUND IV-C, LLC
By:	Ridgewood Capital Management, LLC, its Manager

By:	/s/ Daniel V. Gulino
Name:	Daniel V. Gulino
Title:	Senior Vice President and General Counsel

RIDGEWOOD CAPITAL QP FUND IV, LLC
By:	Ridgewood Capital Management, LLC, its Manager

By:	/s/ Daniel V. Gulino
Name:	Daniel V, Gulino
Title:	Senior Vice President and General Counsel

RIDGEWOOD CAPITAL QP FUND IV-B, LLC
By:	Ridgewood Capital Management, LLC, its Manager

By:	/s/ Daniel V. Gulino
Name:	Daniel V. Gulino
Title:	Senior Vice President and General Counsel

RIDGEWOOD CAPITAL QP FUND IV-C, LLC
By:	Ridgewood Capital Management, LLC, its Manager

By:	/s/ Daniel V. Gulino
Name:	Daniel V. Gulino
Title:	Senior Vice President and General Counsel

RIDGEWOOD QP FUND III LLC
By:	Ridgewood Capital Management, LLC, its Manager

By:	/s/ Daniel V. Gulino
Name:	Daniel V, Gulino
Title:	Senior Vice President and General Counsel

RIDGEWOOD VENTURE FUND III LLC
By:	Ridgewood Capital Management, LLC, its Manager

By:	/s/ Daniel V. Gulino
Name:	Daniel V. Gulino
Title:	Senior Vice President and General Counsel

VERIFICATION

STATE OF NEW JERSEY	)
COUNTY OF BERGEN	)

The undersigned states that he has duly executed the attached third amended and restated application dated as of September 24, 2009 for and on behalf of Ridgewood Capital Energy Growth Fund, LLC; that he is the Chief Financial Officer of the managing member of such company; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ Robert Gold
Name:	Robert Gold
Title:	President, Ridgewood Capital Management, LLC
Date:	September 24, 2009

VERIFICATION

STATE OF NEW JERSEY	)
COUNTY OF BERGEN	)

The undersigned states that he has duly executed the attached third amended and restated application dated as of September 24, 2009 for and on behalf of Ridgewood Capital Management, LLC; that he is the Senior Vice President of such company; and that all action by members, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel V. Gulino
Name:	Daniel V. Gulino
Title:	Senior Vice President
Date:	September 24, 2009

VERIFICATION

STATE OF NEW JERSEY	)
COUNTY OF BERGEN	)

The undersigned states that he has duly executed the attached third amended and restated application dated as of September 24, 2009 for and on behalf of Ridgewood Capital Fund IV, LLC; that he is the Senior Vice President of the managing member of such company; and that all action by members, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel V. Gulino
Name:	Daniel V. Gulino
Title:	Senior Vice President
Date:	September 24, 2009

VERIFICATION

STATE OF NEW JERSEY	)
COUNTY OF BERGEN	)

The undersigned states that he has duly executed the attached third amended and restated application dated as of September 24, 2009 for and on behalf of Ridgewood Capital Fund IV-B, LLC; that he is the Senior Vice President of the managing member of such company; and that all action by members, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel V. Gulino
Name:	Daniel V. Gulino
Title:	Senior Vice President
Date:	September 24, 2009

VERIFICATION

STATE OF NEW JERSEY	)
COUNTY OF BERGEN	)

The undersigned states that he has duly executed the attached third amended and restated application dated as of September 24, 2009 for and on behalf of Ridgewood Capital Fund IV-C, LLC; that he is the Senior Vice President of the managing member of such company; and that all action by members, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel V. Gulino
Name:	Daniel V. Gulino
Title:	Senior Vice President
Date:	September 24, 2009

VERIFICATION

STATE OF NEW JERSEY	)
COUNTY OF BERGEN	)

The undersigned states that he has duly executed the attached third amended and restated application dated as of September 24, 2009 for and on behalf of Ridgewood Capital QP Fund IV, LLC; that he is the Senior Vice President of the managing member of such company; and that all action by members, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel V. Gulino
Name:	Daniel V. Gulino
Title:	Senior Vice President
Date:	September 24, 2009

VERIFICATION

STATE OF NEW JERSEY	)
COUNTY OF BERGEN	)

The undersigned states that he has duly executed the attached third amended and restated application dated as of September 24, 2009 for and on behalf of Ridgewood Capital QP Fund IV-B, LLC; that he is the Senior Vice President of the managing member of such company; and that all action by members, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel V. Gulino
Name:	Daniel V. Gulino
Title:	Senior Vice President
Date:	September 24, 2009

VERIFICATION

STATE OF NEW JERSEY	)
COUNTY OF BERGEN	)

The undersigned states that he has duly executed the attached third amended and restated application dated as of September 24, 2009 for and on behalf of Ridgewood Capital QP Fund IV-C, LLC; that he is the Senior Vice President of the managing member of such company; and that all action by members, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel V. Gulino
Name:	Daniel V. Gulino
Title:	Senior Vice President
Date:	September 24, 2009

VERIFICATION

STATE OF NEW JERSEY	)
COUNTY OF BERGEN	)

The undersigned states that he has duly executed the attached third amended and restated application dated as of September 24, 2009 for and on behalf of Ridgewood QP Fund III, LLC; that he is the Senior Vice President of the managing member of such company; and that all action by members, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel V. Gulino
Name:	Daniel V. Gulino
Title:	Senior Vice President
Date:	September 24, 2009

VERIFICATION

STATE OF NEW JERSEY	)
COUNTY OF BERGEN	)

The undersigned states that he has duly executed the attached third amended and restated application dated as of September 24, 2009 for and on behalf of Ridgewood Venture Fund III, LLC; that he is the Senior Vice President of the managing member of such company; and that all action by members, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel V. Gulino
Name:	Daniel V. Gulino
Title:	Senior Vice President
Date:	September 24, 2009